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 FORM 4                                                                                                     OMB Approval
                                        UNITED STATES SECURITIES AND EXCHANGE COMMISSION              -------------------------
[ ] Check this box if no longer                     WASHINGTON, D.C. 20549                            OMB Number   3235-0287
    subject to Section 16. Form                                                                       Expires:  September 30, 1998
    4 or Form 5 obligations may            STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP               Estimated average burden
    continue. See Instruction 1(b).                                                                   hours per response ......0.5

         Filed pursuant to Section 16(a) of the Securities and Exchange Act of 1934, Section 17(a) of the Public Utility
(Print or Type Responses)     Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person|   2. Issuer Name and Ticker or Trading Symbol     |   6. Relationship of Reporting Person
Colmac Holdings Limited                |                                                   |      to Issuer (Check all applicable)
 (William S. McLeese)                  |    Rand Capital Corp--RAND                        |     __X__ Director __X__ 10% Owner
-------------------------------------------------------------------------------------------|     _____ Officer (give title below)
(Last)        (First)       (Middle)   |  3. IRS or Social       |  4. Statement for       |     _____ Other (specify below)
                                       |     Security Number     |     Month/Year          |----------------------------------------
  45 St. Clair Ave West   Suite 902    |     of Reporting        |    September 98         |   7. Individual or Joint/Group Filing
---------------------------------------|     Person (Voluntary)  |-------------------------|      (Check Applicable Line)
               (Street)                |                         |  5. If Amendment,       |     __X__ Form filed by One Reporting
                                       |                         |     Date of Original    |           Person
                                       |                         |     (Month/Year)        |     _____ Form filed by More than One
 Toronto   Ontario  Canada  M4V 1K9    |                         |                         |           Reporting Person
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(City)          (State)          (Zip) |      Table I - Non Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1. Title of Security                   | 2.Trans-  | 3.Transaction | 4.Securities Acquired (A)| 5.Amount of | 6.Owner-| 7.Nature
   (Instr. 3)                          |   action  |   Code        |   or Disposed of (D)     | Securities  | ship    | of
                                       |   Date    |   (Instr. 8)  |   (Instr. 3, 4, and 5)   | Beneficially| Form:   | Indirect
                                       | (Month/   |               |                          | Owned at End| Direct  | Bene-
                                       |   Day/    | --------------|--------------------------| of Month    | (D) or  | ficial
                                       |   Year)   |       |       | Amount | (A)  |  Price   | (Instr. 3   | Indirect| Owner-
                                       |           |  Code | V     |        |  or  |          |   and 4)    | (I)     | ship
                                       |           |       |       |        | (D)  |          |             |(Instr.4)|(Instr.4)
---------------------------------------|-----------|-------|-------|--------|------|----------|-------------|---------|-------------
  Common Stock                         |   9/1     |       |   P   | 34,000 |  A   |  1.00    | 567,247     |  I      | Corporation
---------------------------------------|-----------|-------|-------|--------|------|----------|-------------|---------|-------------
                                       |   9/2     |       |   P   | 10,000 |  A   |  1.00    | 577,247     |  I      | Corporation
---------------------------------------|-----------|-------|-------|--------|------|----------|-------------|---------|-------------
                                       |   9/3     |       |   P   |  7,250 |  A   |  1.00    | 584,497     |  I      | Corporation
---------------------------------------|-----------|-------|-------|--------|------|----------|-------------|---------|-------------
                                       |   9/4     |       |   P   |  5,000 |  A   |  1.00    | 589,497     |  I      | Corporation
---------------------------------------|-----------|-------|-------|--------|------|----------|-------------|---------|-------------
                                       |   9/8     |       |   P   |  5,000 |  A   |  1.00    | 594,497     |  I      | Corporation
---------------------------------------|-----------|-------|-------|--------|------|----------|-------------|---------|-------------
                                       |   9/8     |       |   P   |  5,503 |  A   |  1.00    | 600,000     |  I      | Corporation
---------------------------------------|-----------|-------|-------|--------|------|----------|-------------|---------|-------------
                                       |           |       |       |        |      |          |             |         |
---------------------------------------|-----------|-------|-------|--------|------|----------|-------------|---------|-------------
                                       |           |       |       |        |      |          |             |         |
---------------------------------------|-----------|-------|-------|--------|------|----------|-------------|---------|-------------
                                       |           |       |       |        |      |          |             |         |
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Reminder: Report on a separate line for each class of securities beneficially owned, directly or indirectly.                  (over)

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